                                                                   March 9, 2010

VIA EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

       RE:     TEFRON LTD.
               AMENDMENT NO. 4 ON FORM F-1 TO FORM F-3
               FILE NO. 333-161466

Dear Sir:

     Attached is Amendment No. 4 on Form F-1 ("AMENDMENT NO. 4") filed by Tefron
Ltd. ("TEFRON"), marked to show changes from Amendment No. 3 on Form F-1 to Form
F-3 filed on March 3, 2010.

     We have filed this Amendment No. 4 in connection with the Staff's verbal comment to file as exhibits (i) Tefron's agreement with its bank lenders and
(ii) the letter from Tefron's major shareholder, Norfet, Limited Partnership, committing to the bank lenders to participate in a rights offering and/or private placement of Tefron. These documents have been filed as Exhibits 10.1 and 99.4, respectively.

     If you have any questions or concerns, please call the undersigned at
972-3-607-4444.

                                               Very truly yours,

                                               /s/ Perry Wildes

                                               Perry Wildes, Adv.

cc: Mr. Eran Rotem